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                              May 2, 2022

       Chong Chan Teo
       Chief Executive Officer
       Treasure Global Inc.
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: Treasure Global
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 19,
2022
                                                            File No. 333-264364

       Dear Mr. Teo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Liquidity and Capital Resources, page 51

   1. Please tell us why you have deleted the disclosure related to your convertible notes. In this regard, the convertible
notes appear to have been issued during the periods covered by your financial
statements. Refer to Item 303 of Regulation S-K.
       Notes to Unaudited Condensed Consolidated Financial Statements
       Revenue recognition
       Product Revenues, page F-10

   2. We note you account for revenue generated from 'Gift card (or E-voucher)' sales on a gross basis, as you
have determined the Company to be acting as the principal in these transactions. In your
disclosure, you reference the Company having "control of the
 Chong Chan Teo
Treasure Global Inc.
May 2, 2022
Page 2
         goods." Please tell us the nature in how 'Gift cards (or E-vouchers)' are purchased and held prior to being transferred to the customer, and how control was determined.
         Specifically, we note your 'Gift card (or E-voucher)' inventory balance as disclosed on page F-16, amounts to less than .05% of your revenues for the 6 months ended December
         31, 2021. Refer to ASC 606-10-55-36 through 40. In your response, please also tell us your consideration of the other indicators mentioned in ASC
606-10-55-39.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8289 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



FirstName LastNameChong Chan Teo                            Sincerely,
Comapany NameTreasure Global Inc.
                                                            Division of
Corporation Finance
May 2, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName